United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2006

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Aracruz Celulose S.A.

Quarterly Financial Information (ITR)
as of September 30, 2006 and
Special Review Report of Independent
Registered Public Accounting Firm

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR				Corporate Legislation
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS				Period - 09/30/2006

01.01 - IDENTIFICATION
01 - CVM Code		02 - Name of Society		03 - Taxpayer Nº
00043-4		Aracruz Celulose S.A.		42.157.511/0001-61

01.02 - ADDRESS OF HEAD OFFICES
01 - COMPLETE ADDRESS		02 - DISTRICT		03 - ZIP CODE (CEP)
Caminho Barra do Riacho, s/nº - km 25		Barra do Riacho		29.197-900
04 - CITY		05 - STATE
Aracruz		Espírito Santo
06 - AREA CODE	07 - TELEPHONE	08 - TELEPHONE	09 - TELEPHONE	10 - TELEX
027	3270-2442	3270-2540	3270-2844	--
11 - AREA CODE	12 - FAX Nº	13 - FAX Nº	14 - FAX Nº
027	3270-2590	3270-2171	3270-2001
15 - E-MAIL
mbl@aracruz.com.br

01	.03 - DIRECTOR OF MARKET RELATIONS (BUSINESS ADDRESS)
01	- NAME
Isac Roffé Zagury
02 - COMPLETE ADDRESS					03 - DISTRICT
Av. Brigadeiro Faria Lima, 2272 - 3 rd and 4 th Floor					Jardim Paulistano
04 - ZIP CODE (CEP)			05 - CITY			06 - STATE
01.452-000			São Paulo			SP
07 - AREA CODE	08 - TELEPHONE		09 - TELEPHONE		10 - TELEPHONE		11 - TELEX
011	3301-4160		3301-4139		3301-4194		--
12 - AREA CODE	13 - FAX Nº		14 - FAX Nº		15 - FAX Nº
011	3301-4202		3301-4117		3301-4275
16 - E-MAIL
iz@aracruz.com.br
01.04 – ACCOUNTANT / REFERENCE
CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - ENDING	3 - NUMBER	4 - BEGINNING	5 - ENDING	6 - NUMBER	7 - BEGINNING	8 - ENDING
01/01/2006	12/31/2006	3	07/01/2006	09/30/2006	2	04/01/2006	06/30/2006
9 - NAME / ACCOUNTANT CORPORATE NAME					10 - CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes					00385-9
11 - NAME OF THE TECHNICAL RESPONSIBLE					12 - CPF Nº
Celso de Almeida Moraes					680.686.898-34

01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL, NET OF TREASURY STOCK

NUMBER OF SHARES	1 - CURRENT QUARTER	2 - PREVIOUS QUARTER	3 - QUARTER PREVIOUS YEAR
(Thousands)	09/30/2006	06/30/2006	09/30/2005
PAID-IN CAPITAL
1 - COMMON	455,391	455,391	455,391
2 - PREFERRED	577,163	577,163	577,163
3 - TOTAL	1,032,554	1,032,554	1,032,554
IN TREASURY
4 - COMMON	483	483	483
5 - PREFERRED	1,483	1,483	1,483
6 - TOTAL	1,966	1,966	1,966

01	.06– SOCIETY CHARACTERISTICS
1	– TYPE OF SOCIETY
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

2	– SITUATION
IN OPERATION

3	– NATURE OF STOCK CONTROL
PRIVATE NATIONAL

4	– ACTIVITY CODE
1040 – PAPER AND PULP INDUSTRY

5	– ACTIVITY OF THE SOCIETY
PRODUCTION OF BLEACHED EUCALYPTUS PULP

6	– TYPE OF CONSOLIDATED
TOTAL
7	– AUDITORS’REPORT TYPE
UNQUALIFIED OPINION

01	.07 – SUBSIDIARIES EXCLUDED FROM CONSOLIDATED STATEMENTS

01 – ITEM	02 – TAXPAYER Nº		03 – NAME

01.08 – DIVIDENDS APPROVED/PAID DURING AND AFTER CURRENT QUARTER
1 – ITEM	2 – EVENT	3 – DATE OF APPROVAL	4 – TYPE	5 – PAYMENT BEGAIN	6 – STOCK TYPE	7 – STOCK OF VALUE
01	RD	06/20/2006	Interests On Stockholders’ Capital	07/13/2006	ON	0,0680049659
02	RD	06/20/2006	Interests On Stockholders’ Capital	07/13/2006	PNA	0,0748054625
03	RD	06/20/2006	Interests On Stockholders’ Capital	07/13/2006	PNB	0,0748054625
04	RD	09/19/2006	Interests On Stockholders’ Capital	10/10/2006	ON	0,0735188821
05	RD	09/19/2006	Interests On Stockholders’ Capital	10/10/2006	PNA	0,0807077028
06	RD	09/19/2006	Interests On Stockholders’ Capital	10/10/2006	PNB	0,0807077028

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN ACCOUNTING PERIOD IN COURSE
		3 – VALUE OF THE			7 – AMOUNT OF	8 – VALUE PER
		SUBSCRIBED			OUTSTANDING	SHARE ON THE
		CAPITAL	4 – VALUE OF THE ALTERATION	5 – ORIGIN OF THE	STOCKS	ISSUE DATE
1 – ITEM	2 – DATE OF CHANGE	(REAL THOUSAND)	(REAL THOUSAND)	ALTERATION	(THOUSAND)	(REAL)

01.10 – DIRECTOR OF INVESTOR RELATIONS
01 – DATE			02 – SIGNATURE
10/05/2006				/s/ Isac Roffé Zagury

02.01 – BALANCE SHEET – ASSETS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 09/30/2006	4 – DATE – 06/30/2006
1	TOTAL ASSETS	8,949,884	8,634,063
1.1	CURRENT ASSETS	1,277,380	1,324,750
1.1.1	CASH AND CASH EQUIVALENTS	3,618	1,380
1.1.2	CREDITS	347,877	472,414
1.1.2.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	73,400	206,338
1.1.2.2	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER	23,495	19,341
1.1.2.3	ACCOUNTS RECEIVABLE FROM CUSTOMERS - OTHERS	2,984	2,442
1.1.2.4	EMPLOYEES	9,534	4,697
1.1.2.5	SUPPLIERS	3,561	6,934
1.1.2.6	SUBSIDIARIES	3	3
1.1.2.7	TAXES	231,058	228,822
1.1.2.8	OTHERS	3,842	3,837
1.1.3	INVENTORIES	213,972	184,863
1.1.3.1	SUPPLIES	95,631	92,035
1.1.3.2	RAW MATERIALS	66,876	48,805
1.1.3.3	FINISHED GOODS	51,181	43,711
1.1.3.4	PRODUCTS IN PROCESS	0	0
1.1.3.5	OTHERS	284	312
1.1.4	OTHERS	711,913	666,093
1.1.4.1	SHORT TERM INVESTMENTS	691,026	645,649
1.1.4.2	FINANCIAL APPLICATION	0	15,051
1.1.4.3	PREPAID EXPENSES	20,877	5,383
1.1.4.4	FIXED ASSETS AVAILABLE FOR SALE	0	0
1.1.4.5	OTHERS	10	10
1.2	LONG-TERM ASSETS	262,195	256,712
1.2.1	CREDITS	203,392	197,656
1.2.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	0	0
1.2.1.2	SUPPLIERS	194,311	188,041
1.2.1.3	TAXES	9,081	9,615
1.2.1.4	OTHERS	0	0

02.01 – BALANCE SHEET – ASSETS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 09/30/2006	4 – DATE – 06/30/2006
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	5,877	5,838
1.2.2.1	FROM AFFILIATES	0	0
1.2.2.2	FROM SUBSIDIARIES	5,877	5,838
1.2.2.3	OTHERS	0	0
1.2.3	OTHERS	52,926	53,218
1.2.3.1	LONG TERM INVESTMENTS	5,599	5,462
1.2.3.2	ESCROW DEPOSITS	47,327	47,756
1.2.3.3	OTHERS	0	0
1.3	FIXED ASSETS	7,410,309	7,052,601
1.3.1	INVESTMENTS	2,654,733	2,338,089
1.3.1.1	IN AFFILIATES	19,583	19,727
1.3.1.2	IN SUBSIDIARIES	2,632,513	2,315,725
1.3.1.3	OTHER COMPANIES	2,637	2,637
1.3.2	PROPERTY, PLANT AND EQUIPMENT	4,441,661	4,371,809
1.3.2.1	LAND	694,574	665,159
1.3.2.2	BUILDINGS	450,260	452,056
1.3.2.3	MACHINERY AND EQUIPMENT	2,257,831	2,300,645
1.3.2.4	FORESTS	817,435	776,934
1.3.2.5	ADVANCES TO SUPPLIERS	38,664	1,715
1.3.2.6	CONSTRUCTION IN PROGRESS	80,171	67,360
1.3.2.7	OTHERS	102,726	107,940
1.3.3	DEFERRED ASSETS	313,915	342,703
1.3.3.1	INDUSTRIAL	4,329	4,973
1.3.3.2	FORESTS	0	0
1.3.3.3	ADMINISTRATIVE	0	0
1.3.3.4	GOODWILL ARISING ON INCORPORATION OF ENTITY	309,586	337,730
1.3.3.5	OTHERS	0	0

02.02 – BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 09/30/2006	4 – DATE – 06/30/2006
2	TOTAL LIABILITIES	8,949,884	8,634,063
2.1	CURRENT LIABILITIES	658,988	746,232
2.1.1	LOANS AND FINANCING	184,300	176,380
2.1.2	DEBENTURES	0	0
2.1.3	SUPPLIERS	115,946	90,721
2.1.4	TAXES	76,561	89,555
2.1.5	DIVIDENDS PAYABLE	83,046	76,984
2.1.6	PROVISIONS	47,285	35,522
2.1.6.1	VACATION AND 13th SALARY	28,605	23,783
2.1.6.2	PROFIT SHARING	18,680	11,739
2.1.7	LOANS FROM RELATED PARTIES	136,622	245,410
2.1.7.1	ADVANCES FROM SUBSIDIARIES	135,206	243,834
2.1.7.2	OTHERS	0	0
2.1.7.3	OTHER DEBTS TO SUBSIDIARIES	1,416	1,576
2.1.8	OTHERS	15,228	31,660
2.1.8.1	OTHERS	15,228	31,660
2.1.8.2	PROPOSED DIVIDENDS	0	0
2.2	LONG-TERM LIABILITIES	3,447,608	3,261,133
2.2.1	LOANS AND FINANCING	2,298,015	1,890,919
2.2.2	DEBENTURES	0	0
2.2.3	PROVISION	629,339	652,330
2.2.3.1	LABOR CONTINGENCIES	35,416	36,275
2.2.3.2	FISCAL CONTINGENCIES	442,085	486,920
2.2.3.3	INCOME TAX TEMPORARY DIFFERENCES	98,538	83,535
2.2.3.4	TAXES	53,300	45,600
2.2.4	LOANS FROM RELATED PARTIES	498,956	685,849
2.2.4.1	ADVANCES FROM SUBSIDIARIES	498,956	685,849
2.2.5	OTHERS	21,298	32,035
2.2.5.01	SUPPLIERS	9,761	21,757
2.2.5.02	OTHERS	11,537	10,278
2.3	DEFERRED INCOME	0	0

02.02 – BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 09/30/2006	4 – DATE – 06/30/2006
2.5	STOCKHOLDER’S EQUITY	4,843,288	4,626,698
2.5.1	PAID-IN CAPITAL	1,854,507	1,854,507
2.5.1.1	COMMON STOCK	783,599	783,599
2.5.1.2	PREFERRED STOCK	1,070,908	1,070,908
2.5.2	CAPITAL RESERVES	162,210	162,210
2.5.3	REVALUATION RESERVE	0	0
2.5.3.1	OWN ASSETS	0	0
2.5.3.2	SUBSIDIARIES / AFFILIATES	0	0
2.5.4	REVENUE RESERVES	2,199,461	2,199,461
2.5.4.1	LEGAL	281,037	281,037
2.5.4.2	STATUTORY	0	0
2.5.4.3	FOR CONTINGENCIES	0	0
2.5.4.4	UNREALIZED INCOME	0	0
2.5.4.5	FOR INVESTMENTS	1,927,410	1,927,410
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.5.4.7	OTHER UNREALIZED INCOME	(8,986)	(8,986)
2.5.4.7.1	TREASURY STOCK	(8,986)	(8,986)
2.5.5	RETAINED EARNINGS	627,110	410,520

03.01 – STATEMENT OF OPERATIONS – THOUSAND OF R$

		3 – FROM : 07/01/2006	4 – FROM : 01/01/2006	5 – FROM : 07/01/2005	6 – FROM : 01/01/2005
1 – CODE	2 – DESCRIPTION	TO : 09/30/2006	TO : 09/30/2006	TO : 09/30/2005	TO : 09/30/2005
3.1	GROSS SALES AND SERVICES REVENUE	548,012	1,728,798	501,032	1,679,858
3.2	SALES TAXES AND OTHER DEDUCTIONS	(8,984)	(23,653)	(9,175)	(23,633)
3.3	NET SALES REVENUE	539,028	1,705,145	491,857	1,656,225
3.4	COST OF GOODS SOLD	(419,612)	(1,299,132)	(356,747)	(1,169,531)
3.5	GROSS PROFIT	119,416	406,013	135,110	486,694
3.6	OPERATING (EXPENSES) INCOME	78,354	277,190	243,606	575,797
3.6.1	SELLING	(15,616)	(50,772)	(13,950)	(44,064)
3.6.2	GENERAL AND ADMINISTRATIVE	(40,843)	(84,207)	(19,836)	(53,633)
3.6.3	FINANCIAL	(91,844)	(14,719)	166,990	339,698
3.6.3.1	FINANCIAL INCOME	62,016	260,425	81,497	227,437
3.6.3.2	FINANCIAL EXPENSES	(153,860)	(275,144)	85,493	112,261
3.6.4	OTHER OPERATING INCOME	9,475	26,395	9,814	29,520
3.6.5	OTHER OPERATING EXPENSES	(47,167)	(137,582)	(22,436)	(135,803)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	264,349	538,075	123,024	440,079
3.7	OPERATING INCOME	197,770	683,203	378,716	1,062,491
3.8	NON-OPERATING (EXPENSES) INCOME	(394)	(952)	(2,807)	(4,958)
3.8.1	INCOME	200	727	2,648	3,267
3.8.2	EXPENSES	(594)	(1,679)	(5,455)	(8,225)
3.9	INCOME BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	197,376	682,251	375,909	1,057,533
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	34,217	(25,890)	(4,327)	(191,574)
3.11	DEFERRED INCOME TAXES	(15,003)	(29,251)	(85,909)	(30,288)
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0	0
3.12.1	REMUNERATION	0	0	0	0
3.12.2	APPROPRIATIONS	0	0	0	0
3.13	REVERSION OF INTERESTS ON STOCKHOLDERS’ CAPITAL	80,000	243,000	0	151,900
3.15	NET INCOME FOR THE PERIOD	296,590	870,110	285,673	987,571
	CAPITAL STOCK-QUANTITY (THOUSANDS)	1,030,588	1,030,588	1,030,588	1,030,588
	EARNINGS PER SHARE	0,28779	0,84429	0,27719	0,95826
	LOSS PER SHARE	-	-	-	-

04.01 – NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION
(Convenience Translation into English of original previously issued in Portuguese)

EXPRESSED IN THOUSANDS OF REAIS (Except as indicated otherwise)

1 Operations and Background

Aracruz Celulose S.A. ("Aracruz", "Company" or "Parent Company"), based in Aracruz, in the State of Espírito Santo, with plants located in the Brazilian States of Espírito Santo (ES), Bahia (BA) and Rio Grande do Sul (RS), was founded in 1967 with the objective of producing and selling short-fiber wood pulp, obtained from eucalyptus timber extracted largely from the Company’s own forests. It has installed production capacity of 3,010 thousand tons per annum, 2,130 thousand at the mill in Barra do Riacho - ES, 430 thousand at the mill in Guaíba – RS, and 450 thousand at the mill in Eunápolis – BA relating to its 50% share in Veracel Celulose S.A. (the total installed capacity at the latter mill in Eunápolis is 900 thousand per annum).

Aracruz owns 50% of the capital stock of Veracel Celulose S.A. (“Veracel”), with the other half held by the Swedish-Finnish group Stora Enso. Operations at the Veracel mill, investments in which totaled approximately US$ 1.25 billion, started up in May, 2005 and already by November it was producing at full capacity. The tree planting plan for Veracel’s eucalyptus forests in Bahia continues to expand.

The Company’s operations are integrated with those of its subsidiaries, which operate in: (i) the distribution of products on the international market [Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Aracruz Trading International Commercial and Servicing Limited Liability Company (“Aracruz Trading International Ltd.”, previously known as “Aracruz Trading Hungary Ltd.”) and Riocell Limited], (ii) port services (Portocel - Terminal Especializado de Barra do Riacho S.A.), (iii) forestation and reforestation of eucalyptus trees, on behalf of third parties, under an usufruct agreement with the Parent Company (Mucuri Agroflorestal S.A.), (iv) the manufacture of solid wood products (Aracruz Produtos de Madeira S.A.), (v) consulting services and international trading activities [Ara Pulp - Comércio de Importação e Exportação, Unipessoal Ltda. (“Ara Pulp”)] and (vi) pulp production (Veracel).

In function of the increase of port rendering services to third parties and to the associated company Veracel, it was verified necessity to perform extention workmanships, reforms and improvements of the Barra do Riacho Private Terminal. The Company’s subsidiary Portocel contracted a financing in the total amount equivalent to US$ 50 million, corresponding in national currency the value of R$ 104,465 [Note 13(d)], to be invested in Phase 1 of the expansion project.

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

2	Financial Disclosures and Significant Accounting Principles

The consolidated quarterly financial information has been prepared in conformity with accounting practices adopted in Brazil and procedures determined by the Brazilian Securities Commission – CVM and Institute of Independent Auditors - IBRACON, the most significant of which are as follows:

	a)	Revenues arise from long-term contracts and are recognized when the risk of ownership has passed to the customer. Other revenues, costs and expenses are reported on the accrual basis of accounting.

	b)	Inventories are stated at the lower of the average cost of purchase or production, and replacement of realizable values.

	c)	The other short and long-term assets are stated at the lower of cost or net realizable value, including, when applicable, interest earned through the balance sheet date.

	d)	Permanent assets are carried at cost restated by government indices through December 31, 1995, combined with the following aspects: (i) investments in affiliated, jointly controlled and associated companies are recorded by the equity method, based on financial information according to the same accounting practices followed by the Parent Company; (ii) depreciation on a straight-line basis over the estimated useful lives of the related assets (Note 11); (iii) timber depletion computed on the cost of cultivation and maintenance of the forests and calculated on the unit-of-production basis, net of tree-development costs benefiting future harvests; (iv) goodwill arising on acquisition, attributed to the fixed assets and deferred assets upon incorporation of the respective subsidiary [Note 12 (i)]; and (v) amortization of the deferred assets over the years that the benefits arising from them current are enjoyed (Note 12).

	e)	Short and long-term liabilities are stated at their known or estimated values, including accrued financial charges and monetary and exchange variations through the balance sheet date.

	f)	Preparation of the quarterly financial information requires Management to use estimates and judgments related to the recording and disclosure of assets and liabilities, including provisions necessary for losses on accounts receivable, provisions for losses on inventories, definition of useful lives of fixed assets, amortization of pre-operating expenses and goodwill on acquisitions of corporate investments, provisions for contingent liabilities and recognition of revenues and expenses. Actual results may vary from estimates and judgments made by Management.

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

g)	The consolidated quarterly financial statements include the following Subsidiaries, all as of the Company’s financial reporting date and uniform accounting practices:

Stake in Capital (%)
Pulp production:
Aracruz Celulose S.A.	-
Veracel Celulose S.A.	50
Eucalyptus forests and reforested tracts:
Mucuri Agroflorestal S.A.	100
Port services:
Portocel - Terminal Especializado de Barra do Riacho S.A.	51
International distribution network:
Aracruz Trading S.A.	100
Aracruz Trading International Ltd.	100
Aracruz Celulose (USA), Inc.	100
Ara Pulp - Com. de Importação e Exportação, Unipessoal Ltda.	100
Riocell Limited	100
Manufacture of solid wood products:
Aracruz Produtos de Madeira S.A. (*)	33.33
Special Purpose Company – SPC:
Arcel Finance Limited [Note 13(b)]	-

(*) Since Aracruz holds a 1/3 share in the capital stock of Aracruz Produtos de Madeira S.A., its stake is recorded under the equity method.

The exclusive funds recorded as short-term investments have been included in the Company’s consolidation process (Note 4).

The consolidation procedures for the balance sheet and the statements of income reflect the sum of the balances of assets, liabilities, income and expenses accounts, together with the following eliminations: (i) stakes in capital, reserves and retained earnings (deficit) against investments, (ii) balances of intercompany current accounts and other assets and/ or liabilities, (iii) effects of significant transactions, (iv) separate reporting of participation of minority shareholders in results and stockholders’ equity of the controlled companies and (v) elimination of unrealized profits among Group companies.

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

In accordance with Brazilian Securities Commission (CVM) Instruction 247/96, the Company proportionally consolidated its interest in Veracel, given that is is jointly controlled (50%) under the terms of the shareholders agreement.

Summary financial statements of the jointly-controlled company Veracel, as proportionally consolidated by Aracruz, are as follows:

	9/30/2006	6/30/2006
Cash and cash equivalents	912	915
Inventories	62,840	62,935
Permanent assets	1,601,228	1,568,984
Other assets	207,586	197,416
	1,872,566	1,830,250

Suppliers	26,139	26,073
Financings	909,139	926,977
Other liabilities	33,406	29,149
Net equity	903,882	848,051
	1,872,566	1,830,250

3rd Quarter	9/30/2006	9/30/2005

Net sales revenues	108,702	40,292
Gross profit	35,972	1,760
Operating profit (loss)	24,354	(10,545)
Net income (loss) for the period	2,114	(7,551)

h)	In order to enhance the quality of the information provided to the market, the Company is presenting, as additional information, the Statement of Cash Flows and the Statement of Value Added.

The Statement of Cash Flows was prepared in accordance with Pronouncement NPC-20, of the Brazilian Institute of Independent Auditors - IBRACON, reflecting transactions involving cash and cash equivalents of the Company, other than for securities with maturities above 90 days. This statement is divided into operating, investing and financing activities.

The Statement of Value Added, prepared in accordance with Pronouncement NPC-3.7 of the Federal Accounting Council – CFC, presents the result of the operations from the point of view of generation and distribution of value added, where the four main beneficiaries of the value generated by the activities of the Company are: employees, government, third party and shareholders’ capital.

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

3	Marketable Securities

As of September 30 and June 30, 2006, the marketable securities recorded in the consolidated balance sheet chiefly comprise Certificates of Deposit (CD’s) denominated in Reais, placed overseas with leading financial institutions, through the Company’s subsidiary Aracruz Trading International Ltd., the original maturities of which are less than 90 days.

4	Short-term Investments

As of September 30 and June 30, 2006, the Company had units of ownership (quotas) in two exclusive private investment funds and marketable securities in certificates of deposit. The funds are comprised principally of Certificates of Deposit with leading Brazilian financial institutions, with final maturities between October of 2006 and April, 2011. The securities included in the portfolio of the private investment funds feature daily liquidity and are considered by the Company as securities held for trading.

These exclusive funds do not entail significant financial obligations. Any obligations are limited to the service fees paid to the asset management companies employed to execute investment transactions, audit fees and other general and administrative expenses. There are no consolidated assets of the Company that are collateral for these obligations and the creditors of the funds do not have recourse against the general credit of the Company.

Description	September 30, 2006	June 30, 2006
Certificates of Bank Deposit (CDB’s)	386,701	311,784
Box of Options	172,761	166,730
Brazilian Federal Government Bonds	42,678	79,614
Debentures	88,886	87,521

Total	691,026	645,649

As of September 30, 2006, the difference between the Company and Consolidated balances, in the amount of R$ 395,759, chiefly refers to CDB’s denominated in Reais held at leading banks overseas through Aracruz’s subsidiaries Aracruz Trading International Ltd. and Portocel – Terminal Especializado de Barra do Riacho S.A.

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

5	Accounts Receivable – Trade

		Parent Company		Consolidated

		9/30/2006	6/30/2006	9/30/2006	6/30/2006

Domestic pulp sales		19,007	17,298	21,509	18,754
Foreign pulp sales
Subsidiaries		50,139	185,138
Others (third parties)		4,254	3,902	536,482	463,143
Allowance for doubtful accounts				(8,742)	(7,563)

		73,400	206,338	549,249	474,334

6	Inventories

		Parent Company		Consolidated

		9/30/2006	6/30/2006	9/30/2006	6/30/2006

Pulp – finished products
At mills		49,363	41,420	66,442	61,146
Overseas				246,751	250,283
Paper – finished products		1,818	2,291	1,817	2,291
Raw materials		66,876	48,805	79,865	61,050
Maintenance supplies		96,055	92,459	127,725	122,653
Provision for obsolescence / market
value adjustment		(424)	(424)	(424)	(424)
Other inventories		284	312	1,387	1,082

		213,972	184,863	523,563	498,081

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

7 Related Parties

The transactions between the Company and its subsidiaries, jointly controlled and affiliated companies, such as purchases and sales of products, purchases of raw materials and contracting of services, are eliminated upon consolidation. The financial transactions, such as current account advances and prepayment contracts, bear effective interest rates that vary from 6.37% to 7.50% per annum plus exchange variation, and are likewise eliminated in the consolidation process.

(a)	Subsidiaries, jointly controlled and affiliated companies

				Portocel -
	Aracruz		Mucuri	Terminal	Aracruz
	Trading	Veracel	Agro-	Especializado	Produtos	Total
	Interna-	Celulose	florestal	de Barra do	de Madeira	2006	2006
Balance Sheet	tional Ltd.	S.A.	S.A.	Riacho S.A.	S.A.	September	June
Current assets	50,138			3	1,085	51,226	185,620
Long-term assets			5,694	183		5,877	5,838
Current liabilities	135,206	804		612		136,622	245,329
Long-term liabilities	498,956					498,956	685,850

Transactions for 3rd Quarter						2006	2005
Sales revenues	491,313				1,505	492,818	450,671
Payment for port services				3,354		3,354	2,659
Financial expenses (income), net	9,657					9,657	(62,448)

(b) Stockholder and affiliated company

Transactions with a Company Stockholder and the company related to it, mainly financing transactions and performance of services, are carried out at rates, for amounts and on terms that would normally apply to unrelated parties.

	Consolidated
	Stockholder	Related company	Total
	BNDES – Banco Nacional de	Cia. de Navegação	2006	2006
Balance Sheet	Desenvolvimento Econômico e Social	Norsul	September	June
Current liabilities	238,202		238,202	211,364
Long-term liabilities	1,067,689		1,067,689	1,067,689

Transactions for 3rd Quarter			2006	2005
Financial expenses (income), net	10,469		10,469	(896)
Freight expenses		5,834	5,834	3,969

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

8 Tax Credits and Expenses on Income Tax and Social Contribution

(a) Tax credits

	Parent Company		Consolidated
	9/30/2006	6/30/2006	9/30/2006	6/30/2006
Deferred income tax and social contribution
Tax losses (i)	24,681	36,040	38,216	49,946
Negative results for purposes of social contribution
on net income - CSLL (i)	108	8,734	4,982	13,740
Temporary differences (ii)
Exchange variation taxes on cash basis	(143,470)	(146,001)	(143,470)	(146,001)
Other temporary differences	20,143	17,692	25,690	23,198
Income tax recoverable / offsettable
Income tax and social contribution on net income -
prepaid on estimated basis	73,893	59,680	82,559	67,879
Income tax overpaid in prior years	98,870	133,811	98,870	133,811
Income tax withheld (IRRF) on investments in
marketable securities	9,108	8,907	14,764	14,244
Income tax accrued on investments in marketable
securities	21,424	14,887	22,753	15,428
Income tax on unearned income			41,893	32,042
State value-added tax on circulation of goods and
services - ICMS (iii)	307,024	298,854	330,015	321,942
Provision for loss on ICMS credits (iii)	(297,943)	(289,097)	(302,529)	(293,612)
Other sundry items	27,763	11,395	48,423	27,659
Total	141,601	154,902	262,166	260,276
Shown as:
Current assets	231,058	228,822	297,602	282,997
Long-term assets	9,081	9,615	39,146	36,396
Long-term liabilities	(98,538)	(83,535)	(74,582)	(59,117)

(i)	The deferred tax credits arising from accumulated tax losses and negative results for social contribution purposes at Veracel (on proportional bases) have been recorded as of September 30, 2006, backed up by economic viability studies approved by that company’s management bodies. The breakdown of the Veracel balances and expectations for realization are itemized year to year, as prescribed by CVM Instruction n° 371/02, and detailed below:

	2009	2010	2011 to 2013	Total
Income tax	1,005	1,465	11,066	13,536
Social contribution	1,447	2,110	1,316	4,873
Total	2,452	3,575	12,382	18,409

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

As described in Note 1, the jointly owned company Veracel started up its production during 2005 and its sales will have the required synergy with the Company’s international distribution network. The economic viability study indicates full realization of the tax credits by the year 2013.

The remaining balance of R$ 24,789 refers to deferred tax credits resulting from accumulated tax losses for income tax purposes and negative results for social contribution purposes at Aracruz. They will be realized, according to the Company’s business plan, during the current fiscal year 2006.

(ii)	The income tax and social contribution deferred on temporary differences are stated at net value. The principal temporary effect refers to the effect of credit exchange variation calculated for the current year (system for calculating tax and social contribution on a cash basis – exchange effects).

(iii)	Since the promulgation of Federal Law n° 87 on September 13, 1996, the Company’s Espírito Santo mill has been accumulating ICMS (State Value Added Tax – VAT) credits, resulting from its predominantly export activity. The Company has the legal right, not contested by the tax authorities, to claim those credits from the State. However, due to the fact that the negotiations underway with the State in this regard have not permitted a reasonable estimate of the period for resolution of this matter, the Company has been recording a provision for losses of 100% of such ICMS credit balances recorded in the accounting books in relation to the unit in the State of Espírito Santo.

In August of 2005, the Company signed a Transaction Document with the state government, whereby it settled debts relating to the rate differential under litigation in the amount of R$ 133 million. Of this total, R$ 13 million have already been paid in cash and R$ 120 million settled through offset with accumulated ICMS credits.

In September of 2005, the State government enacted new legislation allowing the transfer of accumulated ICMS credits resulting from exportation for other taxpayers who have debts resulting from assessment notices, notifications of debts or cancelled installment payment plans in relation to such taxes. The legislation in question establishes that the companies should file for the right to carry out such transactions by no later than October 31, 2006. The Company has initiated such efforts and sees good possibilities of successfully negotiating part of its accumulated ICMS credits with third parties with the appropriate approval of the state authorities. In May of 2006 the Company carried out the first sale of ICMS credits to third parties in the amount of R$ 1,339 thousand, with a discount of R$ 402 thousand.

The amount of R$ 9,757 at Aracruz, not covered by the provision for loss, chiefly refers to ICMS credits at the Guaíba Unit (RS), which the Company has been offsetting in the normal course of operations. The amount of R$ 28,330 at the Consolidated level refers mainly to the ICMS credits at the jointly controlled company Veracel, net of the provision for losses. Management has been negotiating transfer of such credits to third parties and offset thereof with other operations subject to this tax with Bahia state authorities. According to its best estimates and judgment at present, the management of the jointly controlled subsidiary company believes that the provision set up as of September 30, 2006 is adequate and reflects the tax strategy to be adopted in the future.

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

(b)	Income tax and social contribution reflected in results originate from:

		Parent Company		Consolidated

		9/30/2006	9/30/2005	9/30/2006	9/30/2005
	Income before income tax, social contribution and minority interest	682,251	1,057,533	687,490	1,077,233
	Income tax and social contribution at enacted rates of 34%	231,965	359,561	233,747	366,261
	Equity pick-up from subsidiaries with differentiated rates or income not subject to taxation	(182,619)	(146,202)	(163,941)	(135,833)
	Depreciation, amortization, depletion and disposals – Article 2, Law No. 8200/91	1,784	1,953	1,784	1,953
	Contributions and donations	2,672	485	2,672	485
	Other effects of permanent differences	1,339	6,065	1,084	6,230

	Income tax and social contribution	55,141	221,862	75,346	239,096

	Current portion	25,890	191,574	53,615	215,841

	Deferred portion	29,251	30,288	21,731	23,255

9 Advances to Suppliers – Forest Producer Program

The Forestry Producer Program is a partnership with rural producers, initiated in 1990 in the State of Espírito Santo and expanded to other states, such as Bahia, Minas Gerais, Rio Grande do Sul and, more recently, Rio de Janeiro. The Program encourages the planting of commercial forests of eucalyptus trees, in respect of which the Company provides technology, technical support, materials and financial resources, depending on the type of contract, in order to ensure supply of wood for pulp production. As of September 30, 2006, advances of funds amounted to R$ 194,311 (Consolidated R$ 211,600), compared with R$ 188,041 (Consolidated R$ 204,149) as of June 30, 2006, which will be recovered against the delivery of the wood by the producers.

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

10	Investments

			Portocel -
		Mucuri	Terminal		Aracruz	Aracruz			Aracruz	Total
	Veracel	Agro-	Especializado	Aracruz	Trading	Celulose			Produtos
	Celulose	florestal	de Barra do	Trading	International	(USA),		Riocell	de Madeira	2006	2006
	S.A.	S.A.	Riacho S.A.	S.A.	Ltd.	Inc.	Ara-Pulp	Limited	S.A.	September	June
In subsidiaries, jointly controlled and
affiliated companies

Share in voting capital - %	50.00	100.00	51.00	100.00	100.00	100.00	100.00	100.00	33.33
Information as of September 30, 2006
Subscribed and paid-in capital	1,878,286	72,300	1,573	212	43	435	27	48	145,655
Shareholders' equity	1,807,765	70,175	3,156	343	1,633,396	11,575	(1)	1,792	58,750
Net income (loss) for the quarter	4,229		804	(43)	256,689	216	7	(52)	(433)
Changes in investment accounts
As of july 1	848,052	70,175	1,200	1,412	1,372,007	11,309	(7)	1,836	19,727	2,325,711	2,127,670
Paying in of capital (i)	53,327									53,327
Reduction of capital and distribution of
of dividends at subsidiary (ii)				(1,032)						(1,032)	(3,221)
Equity pick-up (iii)	2,503 *		410	(37)	261,389	266	6	(44)	(144)	264,349	201,262
	903,882	70,175	1,610	343	1,633,396	11,575	(1)	1,792	19,583	2,642,355	2,325,711

Goodwill upon acquisition of investment	50,305									50,305	50,305
Amortization / allocation by
incorporation of goodwill (iv)	(40,564)									(40,564)	(40,564)
	913,623	70,175	1,610	343	1,633,396	11,575	(1)	1,792	19,583	2,652,096	2,335,452
Other investments										2,637	2,637
Total										2,654,733	2,338,089

* The difference between the loss for the quarter and the equity results relates to the tax incentive booked under shareholders’ equity in the amount of R$ 389.

(a)	Parent Company

(i)	During the third quarter of 2006, the Parent Company paid in capital to Veracel Celulose S.A. in the amount of R$ 53,327.

(ii)	During the third quarter of 2006, subsidiary Aracruz Trading S.A. distributed dividends in the amount of R$ 1,032.

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

(iii)	The effect of the exchange exposure of overseas investments is recorded under the heading "Equity pick-up" and the method adopted for translating overseas investments is the current exchange rate.

(iv)	The goodwill paid on the acquisition of Veracel, in the total amount of R$ 50,305, was based on the market value of assets and on estimated future profitability of the business, of which the amount of R$ 40,564 was amortized through September 30, 2006. Goodwill attributable to assets is amortized based on the realization (depreciation/write-off) of the market value of such assets, whereas goodwill based on estimates of future profitability is amortized based on the utilization of planted eucalyptus areas. In the latter case, the amortization is appropriated to the cost of forest-growing and is recognized in income in the year in which the trees are felled.

Of the goodwill of R$ 839,305 arising on the acquisition of Riocell S.A. in 2003, R$ 276,422 was allocated principally to fixed assets, while the unallocated portion of R$ 562,883 (future profitability of the business) was transferred to deferred charges (Note 12).

(b)	Consolidated

The consolidated balance of stakes in affiliated and subsidiary companies, in the amount of R$ 19,583 (R$ 19,727 as of June 30, 2006), represents Aracruz’s share in its affiliated company Aracruz Produtos de Madeira S.A. The portion of the goodwill relating to the market value of the assets is allocated to property, plant and equipment in the consolidated financial statements (proportional consolidation of Veracel).

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

11	Property, Plant and Equipment

	Anual		Accumulated	2006	2006
	depreciation		depreciation /	September	June
	rate - %	Cost	depleiton	Net	Net
Parent company
Lands		694,574		694,574	665,159
Industrial and forestry equipment	4 a 25	4,359,953	(2,102,122)	2,257,831	2,300,645
Forests	(*)	907,036	(89,601)	817,435	776,934
Buildings and betterments	4 e 10	966,325	(516,065)	450,260	452,056
Assets of administrative and other facilities	4, 10 e 20	259,842	(157,116)	102,726	107,940
Advances for projects in process		38,664		38,664	1,715
Construction in progress		80,171		80,171	67,360
Total Parent Company		7,306,565	(2,864,904)	4,441,661	4,371,809
Subsidiary and affiliated (jointly controlled) companies
Lands		191,526		191,526	173,973
Industrial and forestry equipment	4 a 20	1,078,476	(87,326)	991,150	1,009,675
Forests	(*)	178,457	(47,184)	131,273	127,499
Buildings and betterments	4 e 10	283,313	(18,891)	264,422	221,515
Assets of administrative and other facilities	4, 10 e 20	23,329	(6,689)	16,640	16,794
Advances for projects in process		4,699		4,699	4,015
Construction in progress		32,323		32,323	48,342
Total consolidated		9,098,688	(3,024,994)	6,073,694	5,973,622

(*) Depleted as per criterion descibed in Note 2 (d).

Depreciation and depleiton for the quarters ended September 30, 2006 and 2005 have been allocated as follows:
				3rd Qt 2006	3rd Qt 2005
Production and forestry costs				108,400	101,460
Operating expenses				1,435	1,370
Parent Company				109,835	102,830
Production and forestry costs				23,794	20,977
Operating expenses				103	123
Consolidated				133,732	123,930

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

12	Deferred Charges

	Amortization
	(years)	2006	2006
Parent Company		September	June
Pre-operating expenditures	10	25,885	25,885
Administrative and product development expenses	3 to 10	133	132
Riocell S.A. goodwill – Upstream merger (i)	5	562,883	562,883
		588,901	588,900

Accumulated amortization		(274,986)	(246,197)
Total Parent Company		313,915	342,703

Subsidiary and affiliated (jointly-controlled) companies:

Forests (ii)		94,465	94,465
Other deferred charges		107	107
		94,572	94,572
Accumulated amortization		(37,204)	(34,841)
		57,368	59,731
Total Consolidated		371,283	402,434

Amortization expenses in the third quarters of 2006 and 2005 were allocated as follows:

	3rd Qt. 2006	3rd Qt. 2005
Production and forestry costs	645	645
Operating expenses	28,144	28,143
Parent Company	28,789	28,788
Production and forestry costs	2,362	2,362
Consolidated	31,151	31,150

(i)	The Company altered the amortization period in 2005 from 10 to 5 years. The effect of this alteration in the first quarter of 2005 was only recorded in results in the month of April, 2005.

(ii)	Amortization of the deferred forestry charges is proportional to the depletion of the areas planted with eucalyptus trees.

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

13	Loans and Financings

	Interest rate	Parent Company			Consolidated
	(% p.a.)	09/30/2006	06/30/2006	09/30/2006	06/30/2006
Brazilian currency (Reais)
Loans indexed to Long-Term Interest Rate (TJLP)	7.0 a 10.50	444,035	472,822	950,134	977,418
Loans indexed to basket of currencies	8.33 a 10.12	74,905	80,669	291,973	301,350
Export credit note (*)	100			110,809	111,459
Loans indexed to other currencies	8.75	10,230	10,016	12,689	14,987
Foreign currency (U.S. Dollars)
Loans linked to operation for securitization of export receivables	6.36 a 7.05			241,480	635,943
Advances for exchange contracts / prepayments	5.39 a 6.66	1,944,924	1,495,746	1,944,924	1,495,746
Import financing	5.62 a 6.27	8,221	8,046	8,221	8,046
Other loans / financings	4.99 a 6.52			183,514	196,728
Total loans and financings		2,482,315	2,067,299	3,743,744	3,741,677
Portion falling due short-term (including interest Payable)		(184,300)	(176,380)	(355,569)	(401,285)

Portion falling due long-term
2007		35,531	70,220	73,765	194,431
2008		137,624	161,570	321,943	418,772
2009		72,350	96,381	262,463	359,374
2010 a 2016		2,052,51	1,562,748	2,730,004	2,367,815
		2,298,015	1,890,919	3,388,175	3,340,392

(*) 100 per cent of the CDI rate

(a) Loans from BNDES (stockholder)

As of September 30, 2006, Aracruz had financings in the total amount of R$ 515,045 (June 30, 2006 -R$ 549,423) from its stockholder Banco Nacional de Desenvolvimento Econômico e Social – BNDES (the Brazilian Development Bank), subject to interest varying between 7.8% and 10.5% p.a., to be amortized in the period from 2006 to 2016.

As regards Veracel, as of September 30, 2006, BNDES financings amount to R$ 713,221 (as of June 30, 2005 - R$ 715,468), subject to interest varying from 7.00% to 10.12%, to be amortized in the period between 2006 and 2014. These amounts refer to the 50% share held by Aracruz in Veracel.

The financings granted by BNDES are guaranteed by mortgages, in varying degrees, of the industrial unit in the State of Espírito Santo and by Company lands and forests, as well as by a statutory lien on financed machinery and equipment.

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

(b) Operation for securitization of export accounts receivable

In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a Special Purpose Entity (SPE) in which the Company has no equity stake or power to influence its management. Under this agreement, such entity received and advanced to the Company US$ 250 million through issuance of Senior Secured Export Notes. In August 2003, a second tranche of Senior Secured Export Notes was issued, in the amount of US$ 400 million under the same securitization program established in February 2002. In May 2004, a third tranche of Senior Secured Export Notes was issued, in the amount of US$ 175 million under the same securitization program. In February 2004, Aracruz Trading International Ltd. was included in the securitization program, in addition to Aracruz Trading S.A. The funds from these operations were transferred to Aracruz as advance payments for future pulp purchases.

In order to reduce financing costs and improve its debt profile, in March 2006 the Company exercised its right to make early settlement in full of the secured export notes issued in February 2002, and also made an offer to repurchase, on a voluntary sign-on basis, to the holders of the same notes issued in August of 2003 and May of 2004, thus bringing about early settlement of approximately 56% of its securitization debt. In September of 2006, the Company exercised its right to make a full early settlement of the secured export notes issued in August of 2003. The following table details the early settlement of the principal and premium paid:

Tranche (Issue)	Principal Settled Early	Premium
February 2002	312,129	4,520
August 2003	546,755	31,220
May 2004	124,392	2,998
	983,276	38,738

The amount of the premium disbursed in the operation for early payment of the securitization debt was booked as a financial expense for the quarter ended March 31, 2006.

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The table below summarizes the terms and conditions of the three tranches under the original securitization program:

				Outstanding balance
	Original credit line	Interest
Tranche/issue	(US$ Th.)	(% p.a.)	Final due date	9/30/2006	6/30/2006
February 2002	250,000	5.984	February 2009
August 2003	400,000	7.048	September 2011		382,785
May 2004	175,000	6.361	May 2012	240,249	249,706
	825,000			240,249	632,491

As disclosed in Note 21 (d), Aracruz has provided collateral and guarantees in relation to these issues.

(c) Export prepayment operations

By way of substitution for the early redemption of the program for securitization of the Company’s accounts receivable, in March 2006 prepayment operations were contracted with various banks in the total amount of US$ 320 million, with interest rates varying between 5.11% p.a. and 5.64% p.a., with semi-annual payments and maturities of principal between March, 2008, and March of 2012, thus lengthening the average profile for amortization of the Company’s gross indebtedness and reducing the funding cost of the financings.

Still with the objective to prolongate the average profile for amortization of gross debt and reduce funding costs, during the second quarter of 2006 the Company contracted prepayment operations with various banks in the total amount of US$ 159 million, with interest charges varying between 5.76% and 6.41% p.a., with semi-annual installments and payments of the principal falling due between March 2011 and June 2013.

During the third quarter of 2006, the Company contracted export prepayment operations with various banks in the total amount of US$ 250 million, at interest rates varying between 6.25% and 6.39% p.a., with semi-annual installments and payments of the principal falling due between June 2013 and September of 2014.

(d) Export credit note

In May 2006 the Company’s subsidiary Portocel - Terminal Especializado de Barra do Riacho S.A., contacted an Export Credit Note operation in the amount of R$ 104 million (US$ 50 million), with interest equivalent to 100% of the CDI rate, semi-annual installments and payments of the principal between June 2008 and December 2013, in order to expand port facilities. Tied with this operation was the contracting of a DI x US$ swap transaction, with the same maturity terms and transformation of the interest rate into exchange variation + 5.985% p.a.

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

14         Financial Instruments (CVM Instruction No. 235/95)

(a)	Risk management

Aracruz and its subsidiaries operate internationally and are exposed to market risks from changes in foreign exchange rates and interest rates. The exposure of the Company to liabilities denominated in U.S. Dollars does not represent risk from an economic and financial point of view, given that exchange variances arising from the future settlement in local currency of foreign currency denominated liabilities are offset by exchange variances in the opposite direction arising from operating income, as almost all sales are exported.

Further in terms of protection of export operations, derivative financial instruments are also used by Company Management to mitigate the exchange risks, the position of which as of September 30, 2006 is represented by future dollar contracts through the Brazilian Futures Market (BM&F), with notional value of R$ 629 million (US$ 289 million) and outstanding value to be received of R$ 0.9 million (R$ 5 million as of June 30, 2006). During 2006, operations of this type resulted in gains of approximately R$ 165 million (R$ 92 million for the nine-month period ended September 30, 2005).

(b)	Balance sheet (consolidated) classified by currency/index

	September 30, 2006
	U.S.	Other		Un-
	Dollar	currencies	Local indices	indexed	Total
Assets
Current assets	621,151	6,405	1,283,018	882,931	2,793,505
Long-term assets	3,414		5,599	338,422	347,435
Permanent assets				6,467,217	6,467,217
Total	624,565	6,405	1,288,617	7,688,570	9,608,157

Liabilities and equity
Current liabilities	166,492	45,285	211,957	380,480	804,214
Long-term liabilities and minority interest	2,279,811	246,689	861,675	653,802	4,041,977
Stockholders’ equity				4,761,966	4,761,966
Total	2,446,303	291,974	1,073,632	5,796,248	9,608,157

	June 30, 2006
	U.S.	Other		Un-
	Dollar	currencies	Local indices	indexed	Total
Assets
Current assets	556,427	2,976	1,267,864	822,232	2,649,499
Long-term assets	3,591		5,462	357,093	366,146
Permanent assets				6,398,441	6,398,441
Total	560,018	2,976	1,273,326	7,577,766	9,414,086

Liabilities and equity
Current liabilities	226,232	37,555	195,510	366,409	825,706
Long-term liabilities and minority interest	2,168,243	263,795	908,354	683,489	4,023,881
Stockholders’ equity				4,564,499	4,564,499
Total	2,394,475	301,350	1,103,864	5,614,397	9,414,086

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

(c) Market value

The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market value amounts.

The estimated market values of the Company’s financial instruments as of September 30, 2006 can be summarized as follows:

	Parent Company		Consolidated
	Book	Market	Book	Market
Assets
Cash and cash equivalents	3,618	3,618	45,092	45,092
Marketable securities			196,233	196,233
Short- and long-term investments	691,026	691,026	1,092,384	1,092,384

Liabilities
Short- and long-term financings (including interest)	2,482,315	2,482,315	3,743,744	3,733,308

The market value of the financial assets and short- and long-term financings, when applicable, has been determined using current rates available for operations on similar terms, conditions and remaining maturities.

15     Stockholders’ Equity

(a) Capital and reserves

As of September 30, 2006, the Company’s authorized capital is R$ 2,450,000 and the subscribed and paid-in capital is R$ 1,854,507, represented by 1,032,554 thousand register shares, without par value, comprising 455,391 thousand common shares, 38,020 thousand Class A preferred shares and 539,143 thousand Class B preferred shares. The Class A stock may be converted into Class B stock at any time. Shares of capital stock issued by Aracruz are held in custody at Banco Itaú S.A

The market values of the common and Class A and Class B preferred shares, based on the last quotation at the leading Brazilian stock exchange BOVESPA prior to the closing date for the third quarter, were R$ 11.27, R$ 11.41 and R$ 10.75 per share, respectively.

In accordance with the Company’s Bylaws, preferred shares do not vest voting rights, but have priority on return of capital in the event of liquidation of the Company. The preferred shares are entitled to a dividend that is 10% higher than that attributed to each common share, albeit without priority in terms of receiving same. Without prejudice to such right, the Class A preferred shares are assured priority in receiving a minimum annual dividend of 6% of their share of the capital stock.

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

At the Annual General Meeting (AGM) of Stockholders, which was held on April 28, 2006, part of the income for the year ended December 31, 2005, in the amount of R$ 647,957, was allocated to the Investment Reserve. This reserve is intended to cover Company investment plans.

(b)	Dividends and interest on capital invested

Stockholders are assured by the Company’s Bylaws of a minimum annual dividend equivalent to 25% of the Parent Company’s net income, adjusted by any increases or decreases in the reserves, as defined in applicable corporate legislation.

As permitted by Law n° 9.249 of December 26, 1995, the Company’s Management elected, during the third, second and first quarters of 2006, to pay interest on capital invested (stockholders’ equity) to the stockholders. This interest is calculated on the reported stockholders’ equity and limited to the daily variation in the Long-Term Interest Rate - TJLP, amounting to R$ 80,000, R$ 74,000 and R$ 89,000, respectively.

Based on the Company’s operating cash generating capacity and in addition to the interest already declared in capital invested, the AGM held April 28, 2006, authorized distribution of dividends for the year 2005 in the amount of R$ 150,000, which works out to R$ 151.63 per batch of one thousand Class A and B preferred shares and R$ 137.85 per batch of one thousand common shares.

(c)	Treasury stock

At a meeting held June 3, 2005, the Aracruz Board of Directors, in the manner provided by item XIV of Article 16 of the Company’s Bylaws and Articles 1 and 8 of CVM Instruction n° 10 of February 14, 1980, authorized the Executive Officers Committee to trade shares issued by the Company itself up to the limit of 15 million Class A and Class B preferred shares. The Company’s aim is subsequent disposal and/or cancellation of these shares, without decreasing the capital stock.

As of September 30, 2006, the Company held 483 thousand common shares and 1,483 thousand Class B preferred shares as treasury stock, the market values of which as of that date were R$ 11.27 and R$ 10.75, respectively, per batch of one thousand shares.

16     Employee Postretirement Benefit Plan - ARUS

The Aracruz Employee Pension Fund ARUS (Fundação Aracruz de Seguridade Social) is a private pension fund which operates in the form of a multi-sponsor fund on a non-profit basis. In September 1998, the previously existing pension plan was substituted by a defined contribution system for retirement (Arus Retirement Plan).

The Company sponsors the Arus Retirement Plan and, during the third quarter of 2006, its total contribution was approximately R$ 1,455 (R$ 1,280 in the third quarter of 2005).

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

Should the sponsor withdraw from the Retirement Plan, the sponsor’s commitment made under Resolution No. CPC 06/88 (issued by the Brazilian Supplementary Retirement Benefits Council) is totally covered by the plan’s assets.

17	Insurance Coverage

In view of the nature of its activities, the Company has adopted the policy of contracting insurance coverage to meet its requirements, taking into account the classic differences in risks (manufacturing plant, forests and port). Based on systematic risk analyses, together with modern insurance techniques, the Company purchases insurance coverage in accordance with the maximum possible loss concept, which corresponds to the maximum amount subject to destruction in a single event.

As of September 30, 2006, the Company’s assets were insured against losses for a total amount of approximately US$ 500,000, corresponding to the maximum limit of indemnity per event.

18	Contingencies

The juridical situation of Aracruz Celulose S.A. and subsidiaries/jointly controlled company includes labor, civil and tax suits. Based on the representation of external legal counsel, Management believes that the appropriate legal procedures and steps taken in each situation are sufficient to preserve the stockholders’ equity of the Parent Company, without additional provisions for loss on contingencies besides the amount recorded as of September 30, 2006.

(a)	Labor claims

The most significant labor claims are in respect of alleged salary losses due to inflation indices and economic plans imposed by past governments.

In a suit claiming additional compensation for alleged hazardous conditions at the plant, the Labor Court of the municipality of Aracruz has agreed to part of the claims of the employees, as represented by their Labor Union. The Company has appealed the decision.

As of September 30, 2006, the Parent Company maintained provisions in the approximate amounts of R$ 35,200 (Consolidated – R$ 37,100) to cover possible unfavorable decisions, as well as deposits in court in the amount of R$ 15,700 (Consolidated - R$ 21,500).

(b)	Brazilian Social Security Institute - INSS

In March 1997, the Company received assessment notices from the Brazilian Social Security Institute - INSS relating principally to accommodation allowances. The inspectors took the view that the subsidized rentals constituted indirect salaries (remuneration in kind). As a consequence, the INSS inspectors argued, this process results in underpayment of the corresponding social security contributions. The Company filed a suit for declaratory judgment to challenge such assessments, with a view to cancellation of the notices, which amount to approximately R$ 16,000.

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

As of September 30, 2006, the Company’s deposits in court in relation to this case amounted to approximately R$ 17,000. Based on the advice of its legal counsel, indicating the possibility of loss in this case as possible, no provision has been established for any unfavorable decisions.

(c)	PIS/COFINS

The Company disagrees with the legitimacy of the claim for these taxes and filed for a court injunction against the changes in the bases for calculation of PIS and COFINS, as well as the increase in the COFINS rate, imposed by Law n° 9.718/98. A preliminary injunction was issued in favor of the Company on April 5, 1999. Due to unfavorable court decisions for other taxpayers in similar lawsuits, on August 29, 2003 the Company decided to withdraw part of claims filed, and chose to adhere to the PAES program – special payment in installments – created by Law n° 10.684/2003, in the amount of R$ 56,241, the current balance of which is approximately R$ 55,800, and maintained only the claims regarding exchange differences. Notwithstanding the petition for waiver, in view of the decision rendered by the Federal Supreme Court (STF), which ruled that the change in the basis for calculation of the PIS and COFINS is unconstitutional, the Parent Company filed for a Restraining Order to ensure its right not to pay over the PAES installments relating to such modification, and the petition was granted. The remaining amount, related to the period from February 1999 to September 2003, is approximately R$ 156,800 as of September 30, 2006, already adjusted to current price levels based on the SELIC interest rate, which is appropriately reflected in the quarterly financial information in the provision for contingencies under long-term liabilities. The amount relating to the PAES installments that were not paid as a result of the cited court order, for the months of July to September of 2006, is roughly R$ 1,800, already updated according to the SELIC rate.

(d)	Social Contribution on Net Income – Non-incidence on export revenues

In September 2003, the Company obtained a restraining order that give it the right not to pay Social Contribution on Net Income (CSLL) generated by export sales as from January 2002, as well as the right to recognize the amounts of tax credits previously offset in this regard, adjusted by the SELIC rate, in the amount of R$ 187,692 as of September 30, 2006, for which it maintains a provision booked under long-term liabilities.

(e)	IRPJ – Deductibility of Social Contribution on Net Income (CSLL)

On June 29, 2005, the Parent Company was assessed relating to deductibility of CSLL from taxable income for IRPJ purposes for fiscal years 2000 and 2001, the existing provision for which was supplemented by the amount of R$ 3.6 million, bringing the total to R$ 38 million.

In July 2005, in view of case law development (jurisprudence), the Company decided to appeal the assessment, although it recalculated the basis for calculation thereof, arriving at the amount of R$ 24.4 million. The Company has maintained the lawsuit, in which the suspension of the demand for the tax credit has not yet been granted to it.

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

(f)	IRPJ/CSLL – full offset of accumulated tax losses and negative results

On June 29, 2005, the Company was assessed related to full offset of accumulated tax losses (NOL’s) for IRPJ purposes and negative results for CSLL purposes for fiscal years 2000 and 2001, as well as relating to the full offset, in fiscal year 2000, of the tax loss generated during the period it enjoyed the export tax benefit known as the BEFIEX.

In July 2006, a court decision was rendered denying the Company the right to fully offset the IRPJ accumulated tax losses and negative CSLL results, a decision that has already been appealed. Notwithstanding, in order to avoid a fine, the Parent Company has made a payment in the amount of R$ 49.3 million.

The amount of the provision set up, relating to the period in which the Parent Company enjoyed the BEFIEX benefit, is R$ 63.6 million as of September 30, 2006.

(g)	Other

Based on the opinion of its legal counsel, the Parent Company maintains on its accounting records a provision for other tax contingencies in the total approximate amount of R$ 32.2 million (R$ 42.0 million Consolidated relating to tax and civil cases involving subsidiaries and jointly controlled subsidiary). For these other contingencies, the Parent Company has on deposit in court the amount of approximately R$ 14.7 million (Consolidated R$ 14.7 million as well).

19 Tax Incentives - ADENE

Since Aracruz is located within the geographic area of ADENE (Agency for the Development of the Northeast) and Decree n° 4.213 of April 16, 2002 recognized pulp and paper sector as a priority in the development of the region, the Company claimed and was granted the right by the Federal Revenue Service (SRF) in December of 2002 the right to benefit from reductions in corporate income tax and non-refundable surcharges on adjusted operating profits for plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012).

On January 9, 2004, the Company received Official Letter n° 1.406/03 from the Extrajudicial Administrator of the former Northeast Development Agency (SUDENE), informing that “pursuant to re-examination by the Juridical Consultancy of the Ministry for Integration as regards the coverage of the cited incentive granted,” it considered that it was inappropriate for Aracruz to enjoy the benefit previously granted and accrued, which caused revocation thereof.

During fiscal years 2004 and 2005, notifications with the objective of annulling the related tax benefits were issued by ADENE and repeatedly challenged and/or contested by the Company. This culminated in an Assessment Notice drawn up against the Company in December 2005 by the SRF, in which the latter government agency required payment back to public coffers of the amounts of the tax incentives used so far, plus interest, albeit without imposition of any fines, for a total amount of R$ 211 million. The Company filed a challenge against this assessment and is presently awaiting a decision.

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

Company Management, in conjunction with its legal counsel, believes that the decision to cancel the ADENE tax benefits is incorrect, both with respect to the benefits used and in relation to the remaining period. Both the Management and its legal counsel believe that the chances of success are to be ranked as possible. In this sense, Aracruz believes that the cited cancellation will not affect the benefits accrued through the end of the previous period (R$ 142,858 as of December 31, 2004, recorded under Capital Reserves).

20	Reconciliation of Stockholders’ Equity and Results of Operations for 3rd Quarter - Parent Company and Consolidated

		2006	2006
	Stockholders’ Equity	September	June
	Stockholders’ Equity - Parent Company	4,843,288	4,626,698
	Unearned income	(149,252)	(122,324)
	Unrealized shipping expenses	26,037	28,082
	Income tax and social contribution on unearned income	41,893	32,043
	Stockholders’ Equity - Consolidated	4,761,966	4,564,499

	Results for the 3rd Quarter	2006	2005
		September	September
	Net Income for the 3rd Quarter - Parent Company	296,590	285,673
	Unrealized shipping expenses	(2,045)	(988)
	Unearned income	(26,929)	17,901
	Income tax and social contribution on unearned income	9,851	(5,751)
	Net Income for the 3rd Quarter - Consolidated	277,467	296,835

21	Commitments

(a)	Supply of chemical products

Long-term agreements were signed between Aracruz and Canexus Química Brasil Ltda., in December of 1999 and May of 2002, for the supply of chemical products to the former, under which the Company pledged to acquire volumes of chemical products conservatively projected for a period of 6 years as from the dates the contracts were signed. The contracts include clauses for suspension of supply and breach of contract which are normal on the market, such as Force Majeure, as well as performance incentives such as sharing of productivity gains, preference prices and "take-or-pay”. Volumes purchased by the Company in addition to the minimum agreed for a given year may be compensated with lower volumes acquired in subsequent years.

(b)	Supply of wood

The Company signed a contract with Suzano Papel e Celulose S.A. with a view to a loan of 1,900 thousand m³ of eucalyptus wood, amounts that were received through September of 2005 and for which the Company, based on its present forest formation costs, has provided the amount of R$ 18,018 as of September 30 and June 30, 2006. The contract calls for return of an equivalent volume on similar operating terms between 2007 and 2008.

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

(c)	Indian Communities - Terms of settlement

In the first half of 1998, local Indian communities and the Company entered into Terms of Settlement (“TAC’s”) whereby both parties recognized the legitimacy of Administrative Rulings n° 193, 194 and 195, all dated March 6, 1998, issued by the Federal Ministry of Justice, which determined the enlargement of the Indian reservation by 2,571 hectares of land belonging to the Company. Aracruz committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (historical amount), monetarily restated each month by one of the official inflation indices (General Market Price Index – IGP-M or Consumer Price Index – IPC) or such other indices as may replace them in the future, whichever is greater. The value of this financial assistance was to be disbursed over a 20-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

Despite the TAC’s in force, during the year 2005 members of the Indian communities invaded some forestry areas and the Company’s industrial premises. Although Aracruz had obtained provisional measures for reinstatement of its ownership of the invaded areas, at end of the year the Indians still occupied approximately 11,000 hectares of land to which the Company is legally entitled. Since the invasion represented breach of the TAC’s by the Indian communities, the Company - after having notified the communities themselves, the National Indian Foundation - FUNAI and the Federal Public Prosecutor - suspended all commitments to the Indian communities under the TAC’s as of May 2005.

As of September 30, 2006, in relation to the time the TAC’s were being complied with, the Company had donated the amount of R$ 9,597 to the Indian Associations.

On February 17, 2006, FUNAI published Decisions n° 11 and 12 in the Official Federal Gazette (D.O.U.), approving the conclusion of a working group set up by FUNAI Administrative Ruling n° 1.299/05, which recommended expansion of the current Indian reserves by about 11,000 hectares, comprised almost entirely of lands owned by Aracruz. As it is confident of the legitimacy of its rights, the Company filed a challenge to such Decisions on June 19, 2006.

(d)	Guarantees

As of September 30, 2006, collateral signatures and other such guarantees granted to other Company subsidiaries and jointly controlled subsidiaries, relating to third party loans and legal challenges filed by these companies, are represented as follows:

Aracruz Trading International Ltd.	240,249
Veracel Celulose S.A.	898,646
Portocel – Terminal Especializado de Barra do Riacho S.A.	104,460
Total	1,243,355

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

	SUPPLEMENTARY INFORMATION

1	Statement of Cash Flow

		Parent Company		Consolidated
		3rd Quarter		3rd Quarter
		2006	2005	2006	2005
	Operating activities

	Net income for the quarter	296,590	285,673	277,467	296,835
	Adjustments to reconcile net income to cash generated by operating activities:
	Depreciation, amortization and depletion	138,624	131,618	164,883	155,080
	Equity pick-up	(264,349)	(123,024)	144	953
	Deferred income tax and social contribution	15,003	85,909	5,614	87,936
	Monetary and exchange variations	11,159	(150,050)	9,074	(136,914)
	Tax incentives – ADENE		19,352		19,352
	Provision for contingencies, net	4,493	(10,599)	4,715	(8,190)
	Provision for losses on tax credits	12,704	(110,195)	12,776	(108,007)
	Realization of goodwill		1,494		1,494
	Residual value of permanent assets disposed of	395	1,250	190	1,415

	Decrease (increase) in assets
	Investments in short- and long-term securities	(33,799)	(46,315)	(46,775)	(46,315)
	Accounts receivable	120,424	32,409	(63,128)	5,655
	Inventories	(29,109)	(30,874)	(25,482)	(43,046)
	Tax credits	(14,406)	62,164	(20,373)	54,430
	Other items	(14,933)	2,211	(12,631)	(1,502)

	Increase (decrease) in liabilities
	Suppliers	12,897	2,192	23,283	(12,213)
	Advances from subsidiaries (including interest)	(298,333)	15,362	(1,056)
	Interest on loans and financings	7,746	4,510	2,178	4,757
	Income tax and social contribution on net income	(9,115)	(45,739)	(10,421)	(42,544)
	Provisions for contingencies and litigation	(50,187)	(145)	(50,419)	(145)
	Other items	375	(14,215)	5,689	(6,280)

	Cash generated by (used in) operating activities	(93,821)	112,988	275,728	222,751

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

	Parent Company		Consolidated
	3rd Quarter		3rd Quarter
	2006	2005	2006	2005
Investing activities

Short- and long-term investments	(11,715)	94,740	(12,139)	94,740
Permanent assets:
Investments	(53,327)	(51,284)
Increase in capital of affiliated company				(3,230)
Property, plant and equipment	(180,282)	(118,225)	(234,643)	(194,315)
Dividends received	1,032
Amounts received for sale of permanent Assets	199	982	643	976

Cash used in investing activities	(244,093)	(73,787)	(246,139)	(101,829)

Financing activities
Loans and financings:
Additions	533,258	539,778	563,825	649,118
Payments	(134,219)	(537,211)	(573,996)	(667,743)
Treasury stock		(836)		(836)
Dividends / interest on capital invested	(73,938)	(25,194)	(73,938)	(25,194)

Cash generated by (used in) financing activities	325,101	(23,463)	(84,109)	(44,655)

Effects of exchange variation on cash and cash equivalents			1,592	(9,976)

Net increase (decrease) in cash and cash and marketable securities	(12,813)	15,738	(52,928)	66,291

Cash and marketable securities at beginning of quarter	16,431	2,429	294,253	186,864

Cash and marketable securities and end of quarter	3,618	18,167	241,325	253,155

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

2	Statement of Value Added
		Parent Company
		3rd Quarter		3rd Quarter
		2006	%	2005	%
	Revenues	547,581		498,222
	Raw materials acquired from third parties	(310,168)		(100,986)
	Gross value added	237,413		397,236
	Retentions
	Depreciation, amortization and depletion	(138,625)		(131,618)
	Net value added generated	98,788		265,618
	Received in transfers
	Financial revenues – including monetary and exchange variations	62,016		81,496
	Equity income	264,349		123,024
		326,365		204,520
	Value added for distribution	425,153	100	470,138	100
	Distribution of value added
	Government and community
	Taxes and contributions (federal, state and municipal)
		(6,703)	(2)	218,201	46
	Support, sponsorships and donations	6,810	2	2,399	1
		107		220,600	47
	Employees	57,792	13	52,173	11
	Remuneration of capital invested by third parties/financiers
	Financial expenses (revenues)	70,664	17	(88,308)	(19)
	Retained earnings	296,590	70	285,673	61
	Total distributed and retained	425,153	100	470,138	100

04.01 - NOTES TO THE CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

	Consolidated
	3rd Quarter		3rd Quarter
	2006	%	2005	%
Revenues	1,006,228		793,874
Raw materials acquired from third parties	(469,204)		(185,231)
Gross value added	537,024		608,643
Retentions
Depreciation, amortization and depletion	(164,883)		(155,080)
Net value added generated	372,141		453,563
Received in transfers
Financial revenues – including monetary and exchange variations	88,858		56,693
Equity income	(144)		(953)
	88,714		55,740
Value added for distribution	460,855	100	509,303	100

Distribution of value added
Government and community
Taxes and contributions (federal, state and Municipal)	(5,914)	(1)	233,816	46
Support, sponsorships and donations	9,049	2	3,054	1
	3,135	1	236,870	47
Employees	69,950	15	64,901	13
Remuneration of capital invested by third parties/financiers
Financial expenses (revenues)	110,302	24	(89,304)	(18)
Retained earnings	277,468	60	296,836	58
Total distributed and retained	460,855	100	509,303	100

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

EXPRESSED IN THOUSANDS OF REAIS (Except where indicated otherwise)

Aracruz Celulose S.A. posted consolidated net income of R$ 277,467 for the third quarter of 2006, compared with consolidated net income of R$ 296,835 in the same quarter last year. The variation in the results over the third quarter of 2005 largely reflects the lower exchange variation of assets and liabilities denominated in U.S. Dollars, partly offset by the higher volume of sales in 2006.

1. OPERATING ACTIVITIES Commercial Performance

Pulpwood sales for the third quarter of 2006 totaled 599 thousand tons (consolidated – 724 thousand tons), representing an increase of 9% in relation to the same quarter of 2005, with 98% of this amount being shipped to foreign markets. The average net price in the third quarter was US$ 392/t (consolidated - US$ 563/t), which represents a healthy rise of 9% at the parent company level (consolidated rise of 11%) compared with the price of US$ 360/t (consolidated - US$ 509/t) in the same quarter of 2005.

Operating Performance

The Company’s pulpwood output was 623 thousand tons in the third quarter, 4% higher than the production for the same period of 2005. The unit cost of production in the quarter, expressed in terms of Reais (R$), was 9% higher than for the third quarter of 2005, mainly caused by the rise in the cost of wood, increased consumption of chemical products and higher maintenance costs.

Parent Company

ANALYSIS OF COSTS
R$ / TON	3rd Qt. 2006	3rd Qt. 2005
Cost of Sales (*)	667	618
Selling Expenses	26	25
Administrative Expenses	68	36
Other Operating Expenses (Revenues) (**)	63	23
Total	824	702
Cost of Production (R$/Ton)	595	548
Tons Sold	598,964	547,720
Tons Produced	622,519	600,820

(*) Includes average cost of inventories, plus cost of freight and insurance - R$ 73/ton (2005 -R$ 66/ton).

(**) Does not include Monetary / Exchange Variations and Financial Revenues / Expenses / Equity Pick-up.

05.01	– COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

2.	EVOLUTION OF FINANCIAL LIABILITIES

Parent Company
In thousands of Reais
Gross Debt	9/30/2006	6/30/2006
Local currency	454,266	482,838
Foreign currency	2,028,049	1,584,461
Cash and cash equivalents (*)	700,243	667,542
Net Debt	1,782,072	1,399,757

Consolidated
In thousands of Reais
Gross Debt	9/30/2006	6/30/2006
Local currency	1,073,632	1,103,864
Foreign currency	2,670,112	2,637,813
Cash and cash equivalents (*)	1,333,709	1,327,723
Net Debt	2,410,035	2,413,954

(*) Includes short- and long-term investments in marketable securities.

3. OPERATIONAL INVESTMENTS

Investment outlays made in the third quarter of 2006 totaled R$ 180.3 million (consolidated - R$ 234.6 million), up over the R$ 118.2 million (consolidated - R$ 194.3 million) made in the same period last year. They were mainly allocated to the following areas: industrial (R$ 63.5 million), lands and forests (R$ 32.0 million), Veracel project (R$ 58.6 million), tree farming (R$ 71.9 million), forestry (R$ 7.2 million) and other investments (R$ 1.4 million), in consolidated figures.

* * * * *

06.01 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 09/30/2006	4 – DATE – 06/30/2006
1	TOTAL ASSETS	9,608,157	9,414,086
1.1	CURRENT ASSETS	2,793,505	2,649,499
1.1.1	CASH AND CASH EQUIVALENTS	45,092	54,397
1.1.2	CREDITS	906,801	807,439
1.1.2.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	549,249	474,334
1.1.2.2	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER	23,495	19,547
1.1.2.3	ACCOUNTS RECEIVABLE FROM CUSTOMERS – OTHERS	5,310	3,129
1.1.2.4	EMPLOYEES	10,873	5,847
1.1.2.5	SUPPLIERS	6,430	8,701
1.1.2.6	TAXES	297,602	282,997
1.1.2.7	OTHERS	13,842	12,884
1.1.3	INVENTORIES	523,563	498,081
1.1.3.1	SUPPLIES	127,301	122,229
1.1.3.2	RAW MATERIALS	79,865	61,050
1.1.3.3	FINISHED GOODS	315,011	313,720
1.1.3.4	PRODUCTS IN PROCESS	0	0
1.1.3.5	OTHERS	1,386	1,082
1.1.4	OTHERS	1,318,049	1,289,582
1.1.4.1	SHORT-TERM INVESTMENTS	1,086,785	1,028,008
1.1.4.2.	FINANCIAL APPLICATION	196,233	239,856
1.1.4.3	PREPAID EXPENSES	35,021	21,708
1.1.4.4	FIXED ASSETS AVAILABLE FOR SALE	0	0
1.1.4.5	RETENTIONS ON FINANCING CONTRACTS	0	0
1.1.4.6	OTHERS	10	10

06.01 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 09/30/2006	4 – DATE – 06/30/2006
1.2	LONG-TERM ASSETS	347,435	366,146
1.2.1	CREDITS	285,228	303,714
1.2.1.1	SUPPLIERS	211,600	204,149
1.2.1.2	TAXES	39,146	36,396
1.2.1.3	OTHERS	34,482	63,169
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0
1.2.2.1	FROM AFFILIATES	0	0
1.2.2.2	FROM SUBSIDIARIES	0	0
1.2.2.3	OTHER COMPANIES	0	0
1.2.3	OTHERS	62,207	62,432
1.2.3.1	LONG-TERM INVESTMENTS	5,599	5,462
1.2.3.2	ESCROW DEPOSITS	53,193	53,379
1.2.3.3	RETENTIONS ON FINANCING CONTRACTS	0	0
1.2.3.4	OTHERS	3,415	3,591
1.3	FIXED ASSETS	6,467,217	6,398,441
1.3.1	INVESTMENTS	22,240	22,385
1.3.1.1	IN AFFILIATES	0	0
1.3.1.2	IN SUBSIDIARIES	19,583	19,727
1.3.1.3	OTHER COMPANIES	2,657	2,658
1.3.2	PROPERTY, PLANT AND EQUIPMENT	6,073,694	5,973,622
1.3.2.1	LAND	886,100	839,132
1.3.2.2	BUILDINGS	714,682	673,571
1.3.2.3	MACHINERY AND EQUIPMENT	3,248,981	3,310,320
1.3.2.4	FORESTS	948,708	904,433
1.3.2.5	ADVANCES TO SUPPLIERS	43,363	5,730
1.3.2.6	CONSTRUCTION IN PROGRESS	112,494	115,702
1.3.2.7	OTHERS	119,366	124,734
1.3.3	DEFERRED ASSETS	371,283	402,434
1.3.3.1	INDUSTRIAL	4,329	4,973
1.3.3.2	FORESTS	0	0
1.3.3.3	ADMINISTRATIVE	0	0
1.3.3.4	GOODWILL ARISING ON ACQUISITION OF ENTITIES	309,585	337,730
1.3.3.5	OTHERS	57,369	59,731

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 09/30/2006	4 – DATE – 06/30/2006
2	TOTAL LIABILITIES	9,608,157	9,414,086
2.1	CURRENT LIABILITIES	804,214	825,706
2.1.1	LOANS AND FINANCING	355,569	401,285
2.1.2	DEBENTURES	0	0
2.1.3	SUPPLIERS	197,411	161,286
2.1.4	TAXES	94,747	108,292
2.1.5	DIVIDENDS PAYABLE	83,046	76,984
2.1.6	PROVISIONS	55,795	42,377
2.1.6.1	VACATION AND 13th SALARY	33,602	27,759
2.1.6.2	PROFIT SHARING	22,193	14,618
2.1.7	LOANS FROM RELATED PARTIES	0	0
2.1.8	OTHERS	17,646	35,482
2.1.8.1	PROPOSED DIVIDENDS	0	0
2.1.8.2	OTHERS	17,646	35,482
2.2	LONG-TERM LIABILITIES	4,040,430	4,022,728
2.2.1	LOANS AND FINANCING	3,388,175	3,340,392
2.2.2	DEBENTURES	0	0
2.2.3	PROVISIONS	563,812	594,051
2.2.3.1	LABOR CONTINGENCIES	37,316	38,175
2.2.3.2	TAX CONTINGENCIES	451,914	496,759
2.2.3.3	INCOME TAX ON TEMPORARY DIFERENCES	74,582	59,117
2.2.4	LOANS FROM RELATED PARTIES	0	0
2.2.5	OTHERS	88,443	88,285
2.2.5.1	SUPPLIERS	9,761	21,757
2.2.5.2	TAXES	67,134	56,240
2.2.5.3	OTHERS	11,548	10,288
2.3	DEFERRED INCOME	0	0
2.4	MINORITY INTEREST	1,547	1,153

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 09/30/2006	4 – DATE – 06/30/2006
2.5	STOCKHOLDER’S EQUITY	4,761,966	4,564,499
2.5.1	PAID-IN CAPITAL	1,854,507	1,854,507
2.5.1.1	COMMON STOCK	783,599	783,599
2.5.1.2	PREFERRED STOCK	1,070,908	1,070,908
2.5.2	CAPITAL RESERVES	162,210	162,210
2.5.3	REVALUATION RESERVE	0	0
2.5.3.1	OWN ASSETS	0	0
2.5.3.2	SUBSIDIARIES / AFFILIATES	0	0
2.5.4	REVENUE RESERVES	2,199,461	2,199,461
2.5.4.1	LEGAL	281,037	281,037
2.5.4.2	STATUTORY	0	0
2.5.4.3	FOR CONTINGENCIES	0	0
2.5.4.4	UNREALIZED INCOME	0	0
2.5.4.5	FOR INVESTMENTS	1,927,410	1,927,410
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.5.4.7	OTHER UNREALIZED INCOME	(8,986)	(8,986)
2.5.4.7.1	TREASURY STOCK	(8,986)	(8,986)
2.5.5	RETAINED EARNINGS	545,788	348,321

07.01 – CONSOLIDATED STATEMENT OF OPERATIONS – THOUSAND OF R$

		3 – FROM : 07/01/2006	4 – FROM : 01/01/2006	5 – FROM : 07/01/2005	6 – FROM : 01/01/2005
1 – CODE	2 – DESCRIPTION	TO : 09/30/2006	TO : 09/30/2006	TO : 09/30/2005	TO : 09/30/2005
3.1	GROSS SALES AND SERVICES REVENUE	1,122,664	3,184,573	893,414	2,728,469
3.2	SALES TAXES AND OTHER DEDUCTIONS	(125,063)	(364,704)	(106,162)	(337,896)
3.3	NET SALES REVENUE	997,601	2,819,869	787,252	2,390,573
3.4	COST OF GOODS SOLD	(586,121)	(1,699,644)	(447,526)	(1,281,561)
3.5	GROSS PROFIT	411,480	1,120,225	339,726	1,109,012
3.6	OPERATING (EXPENSES) INCOME	(235,962)	(432,048)	58,364	(26,580)
3.6.1	SELLING	(43,712)	(133,458)	(37,541)	(117,775)
3.6.2	GENERAL AND ADMINISTRATIVE	(45,510)	(98,061)	(27,515)	(74,190)
3.6.3	FINANCIAL	(105,344)	(79,788)	142,273	283,069
3.6.3.1	FINANCIAL INCOME	88,858	285,476	56,694	161,859
3.6.3.2	FINANCIAL EXPENSES	(194,202)	(365,264)	85,579	121,210
3.6.4	OTHER OPERATING INCOME	11,419	36,739	11,244	32,804
3.6.5	OTHER OPERATING EXPENSES	(52,671)	(156,794)	(29,144)	(148,233)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	(144)	(686)	(953)	(2,255)
3.7	OPERATING INCOME	175,518	688,177	398,090	1,082,432
3.8	NON-OPERATING (EXPENSES) INCOME	(182)	(687)	(2,890)	(5,194)
3.8.1	INCOME	650	3,902	2,953	3,443
3.8.2	EXPENSES	(832)	(4,589)	(5,843)	(8,637)
3.9	INCOME BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	175,336	687,490	395,200	1,077,238
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	28,139	(53,615)	(10,921)	(215,841)
3.11	DEFERRED INCOME TAXES	(5,614)	(21,731)	(87,936)	(23,255)
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0	0
3.12.1	PARTICIPATIONS	0	0	0	0
3.12.2	REMUNERATION	0	0	0	0
3.13	REVERSION OF INTERESTS ON STOCKHOLDERS’ CAPITAL	80,000	243,000	0	151,900
3.14	MINORITY INTEREST	(394)	(748)	492	484
3.15	NET INCOME FOR THE PERIOD	277,467	854,396	296,835	990,526

	CAPITAL STOCK-QUANTITY (THOUSANDS)	1,030,588	1,030,588	1,030,588	1,030,588
	EARNINGS PER SHARE	0,26923	0,82904	0,28802	0,96113
	LOSS PER SHARE	-	-	-	-

08.01 – PERFORMANCE COMMENTS OF CONSOLIDATED IN THE QUARTER

The consolidated Performance comments for this quarter were disclosed together with Aracruz Celulose S.A.’s (Controlling Company) performance comments, group 05.

15.01 – INVESTMENTS PROJECTS

(Convenience Translation into English from the original previously issued in Portuguese)

The comments related to investments were disclosed in note 3 group 05.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
(Convenience Translation into English from the original previously issued in Portuguese)

Stock position of stockholders with more than 5% of voting stocks

In order to be in compliance with the best practices of Corporate Governance (Level 1), we disclose below, the stock positions as of September 30, 2006:

Parent Company:
Aracruz Celulose S.A.			CNPJ: 42.157.511/0001-61

	Stocks
Stockholders	Common		Preferred A		Preferred B		Total
	Quantity		Quantity		Quantity		Quantity
	Thousand	%	Thousand	%	Thousand	%	Thousand	%
(1) Newark Financial Inc. (2)	127,506	28.00	-	-	-		127,506	12.35
Arainvest Participações S.A.	127,506	28.00	27,737	72.97	-		155,243	15.03
Arapar S.A.	127,506	28.00	-	-	-		127,506	12.35
BNDES Participações S.A.	56,881	12.49	10,000	26.30	30,001	5.56	96,882	9.38
(1) Treasure Hold Investments Corp	-	-	-	-	57,876	10.73	57,876	5.60
(1) U.S. Trust Company N.A. (2)	-	-	-	-	56,626	10.50	56,626	5.49
(1) Wellington Mgmt Company (2)	-	-	-	-	40,095	7.44	40,095	3.89
(1) Northern Cross Investments Ltd. (2)	-	-	-	-	34,400	6.38	34,400	3.33
Caixa Previd. Func. Banco do Brasil	-	-	-	-	31,694	5.88	31,694	3.07
(1) Capital Research & Mgmt Company (2)	-	-	-	-	30,580	5.67	30,580	2.96
Treasury stock	483	0.10	-	-	1,483	0.28	1,966	0.19
Others	15,509	3.41	276	0.73	256,395	47.56	272,180	26.36
Total	455,391	100.00	38,013	100.00	539,150	100.00	1,032,554	100.00

(1)	Foreign company

(2)	Numbers supplied by I.R. Channel JP Morgan in 02/10/06

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Share Capital of majority stockholders (from controlling companies to individual stockholders)

Parent Company:
Newark Financial Inc.

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Votorantim Celulose e Papel S.A.	50,000	100.00	-	-	50,000	100.00
Total	50,000	100.00	-	-	50,000	100.00

Parent Company:
Votorantim Celulose e Papel S.A			CNPJ: 60.643.228/0001-21

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Nova HPI Participações Ltda.	11,679,604	11.05	-	-	11,679,604	5.72
Votorantim Participações S.A.	94,022,846	88.95	677	-	94,023,523	46.06
BNDES Participações S.A	-	-	7,555,369	7.67	7,555,369	3.70
MONDRIAN Investment Partners Ltd (1)	-	-	9,320,469	9.47	9,320,469	4.57
Council of Administration , Chief Officers and
Fiscal council	-	-	3,038	-	3,038	-
Others	-	-	80,531,702	81.82	80,531,702	39.45
Treasury stocks	2	-	1,031,800	1.05	1,031,802	0.51
Total	105,702,452	100.00	98,443,055	100.00	204,145,507	100.00
(1) Foreign company

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Parent Company:
Nova HPI Participações Ltda.			CNPJ: 65.785.669/0001-81
	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Votorantim Participações S.A.	7,212,408	100.00	-	-	7,212,408	100.00
Hejoassu Administração Ltda.	1	0.00	-	-	1	0.00
Total	7,212,409	100.00	-	-	7,212,409	100.00

Parent Company:
Votorantim Participações S.A.			CNPJ: 61.082.582/0001-97
	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Hejoassu Administração Ltda.	5,304,772,481	98.60	-	-	5,304,772,481	98.60
José Ermírio de Moraes Filho - Espólio	19,026,623	0.35	-	-	19,026,623	0.35
Antônio Ermírio de Moraes	19,026,623	0.35	-	-	19,026,623	0.35
Ermírio Pereira de Moraes	19,026,623	0.35	-	-	19,026,623	0.35
Maria Helena Moraes Scripilliti	19,026,623	0.35	-	-	19,026,623	0.35
Total	5,380,878,973	100.00	-	-	5,380,878,973	100.00

Parent Company:
Hejoassu Administração Ltda.			CNPJ: 61.194.148/0001-07
	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
José Ermírio de Moraes Filho - Espólio	400,000	25.00	-	-	400,000	25.00
AEM Participações S.A.	400,000	25.00	-	-	400,000	25.00
ERMAN Participações S.A.	400,000	25.00	-	-	400,000	25.00
MRC Participações S.A.	400,000	25.00	-	-	400,000	25.00
Total	1,600,000	100.00	-	-	1,600,000	100.00

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Parent Company:
AEM Participações S.A.		CNPJ: 05.062.403/0001 -89
	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Antônio Ermírio de Moraes	684,729,100	100.00	-	-	684,729,100	100.00
JEMF Participações S.A.	-	-	300	33.33	300	0.00
ERMAN Participações S.A.	-	-	300	33.33	300	0.00
MRC Participações S.A.	-	-	300	33.34	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Parent Company:
ERMAN Participações S.A.		CNPJ: 05.062.376/0001-44

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Ermírio Pereira de Moraes	684,729,100	100.00	-	-	684,729,100	100.00
JEMF Participações S.A.	-	-	300	33.33	300	0.00
AEM Participações S.A.	-	-	300	33.33	300	0.00
MRC Participações S.A.	-	-	300	33.34	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Parent Company:
MRC Participações S.A.		CNPJ: 05.062.355/0001-29

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Maria Helena de Moraes S. Noschese	684,729,100	100.00	-	-	684,729,100	100.00
JEMF Participações S.A.	-	-	300	33.33	300	0.00
AEM Participações S.A.	-	-	300	33.33	300	0.00
ERMAN Participações S.A.	-	-	300	33.34	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Parent Company:
JEMF Participações S.A.		CNPJ: 05.062.394/0001-26
	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
José Ermírio de Moraes Neto	3,500	33.33	-	-	3,500	33.30
José Roberto Ermírio de Moraes	3,500	33.34	-	-	3,500	33.30
Neide Helena de Moraes	3,500	33.33	-	-	3,500	33.30
AEM Participações S.A.	-	-	4	33.33	4	0.03
ERMAN Participações S.A.	-	-	4	33.34	4	0.04
MRC Participações S.A.	-	-	4	33.33	4	0.03
Total	10,500	100.00	12	100.00	10,512	100.00

Parent Company:
BNDES Participações S.A. - BNDESPAR		CNPJ: 00.383.281/0001-09

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES	1	100.00	-	-	1	100.00
Total	1	100.00	-	-	1	100.00

Parent Company:
Banco Nacional de Desenvolvimento Econômico e Social - BNDES				CNPJ: 00.383.281/0001-09

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
União Federal	6,273,711,452	100.00	-	-	6,273,711,452	100.00
Total	6,273,711,452	100.00	-	-	6,273,711,452	100.00

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Parent Company:
ARAINVEST Participações S.A.			CNPJ: 06.139.408/0001-25
	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Thousand	%	Thousand	%	Thousand	%
Joseph Yacoub Safra	85,990	49.99	21,489	49.98	107,479	49.99
Moise Yacoub Safra	85,990	49.99	21,489	49.98	107,479	49.99
Others	4	0.02	18	0.04	22	0.02
Total	171,984	100.00	42,996	100.00	214,980	100.00

Parent Company:
ARAPAR S.A.			CNPJ: 29.282.803/0001-68
	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Nobrasa Empreendimentos S.A.	388,095,112	41.56	-	-	388,095,112	20.78
Lorentzen Empreendimentos S.A.	302,790,180	32.42	87,595	0,01	302,877,775	16.22
São Teófilo Rep. Participações S.A.	226,072,316	24.21	689,998,722	73.88	916,071,038	49.04
Outros	16,944,980	1.81	243,816,271	26.11	260,761,251	13.96
Total	933,902,588	100.00	933,902,588	100.00	1,867,805,176	100.00

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Parent Company:
Lorentzen Empreendimentos S.A.			CNPJ: 33.107.533/0001-26
	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Nobrasa Empreendimentos S.A	46,876,916	79.29	-	-	46,876,916	63.02
Nebra Participações Ltda	9,178,630	15.53	3,732,352	24.44	12,910,982	17.36
New Era Develop Cp. Lt (1)	1,735,013	2.93	4,960,455	32.49	6,695,468	9.00
Tiba Participações Ltda	1,327,485	2.25	6,572,501	43.05	7,899,986	10.62
Others	93	-	3,146	0.02	3,239	-
Total	59,118,137	100.00	15,268,454	100.00	74,386,591	100.00
(1) Foreign company

Parent Company:
Nobrasa Empreendimentos S.A.			CNPJ: 30.927.925/0001-43

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Erling Sven Lorentzen	78,978,748	97.46	-	-	78,978,748	97.46
Others	2,055,210	2.54	-	-	2,055,210	2.54
Total	81,033,958	100.00	-	-	81,033,958	100.00

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Parent Company:
Nebra Participações S.A.			CNPJ: 04.418.550/0001-86
	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
New Era Development Co. Ltd. (1)	10,586,189	99.99	-	-	10,586,189	99.99
Others	100	0.01	-	-	100	0.01
Total	10,586,289	100.00	-	-	10,586,289	100.00
(1) Foreign company

Parent Company:
Tiba Participações Ltda			CNPJ: 03.410.452/0001-30

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Haakon Lorentzen.	2,103,695	100.00	-	-	2,103,695	100.00
Others	1	-	-	-	1	-
Total	2,103,696	100.00	-	-	2,103,696	100.00

Parent Company:
Caminho Editorial Ltda			CNPJ: 54.089.495/0001-04

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Brasil Warrant Admin. Bes e Empresas Ltda	90,557,436	90.65	-	-	90,557,436	90.65
Others	9,340,157	9.35	-	-	9,340,157	9.35
Total	99,897,593	100.00	-	-	99,897,593	100.00

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Parent Company:
Nalbra S LLC		CNPJ: 06.205.788/0001 -59
	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Nalbra Inc. (1)	30,012,000	100.00	-	-	30,012,000	100.00
Total	30,012,000	100.00	-	-	30,012,000	100.00
(1) Foreign company

Parent Company:
São Teófilo Repres. Participações Ltda		CNPJ: 03.214.652/0001-17

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Caminho Editorial Ltda	14,962,154	45.41	2,033,046	6.87	16,995,200	27.18
Nalbra S LLC (1)	16,475,914	50.00	8,509,948	28.77	24,985,862	39.95
Brasil Warant Admin. de Bens e
Empresas Ltda	1,513,760	4.59	3,596,972	12.16	5,110,732	8.17
Brasil Silva I LLC (1)	-	-	9,740,015	32.92	9,740,015	15.58
Fernando Roberto Moreira Salles	-	-	1,704,503	5.76	1,704,503	2.73
Others	-	-	3,999,639	13.52	3,999,639	6.39
Total	32,951,828	100.00	29,584,123	100.00	62,535,951	100.00
(1) Foreign company

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Parent Company:
Brasil Warrant Admin. Bens e Empresas Ltda				CNPJ: 33.744.277/0001-88
	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Fernando Roberto Moreira Salles	60	25.00	60	25.00	120	25.00
Walter Moreira Salles Júnior	60	25.00	60	25.00	120	25.00
Pedro Moreira Salles	60	25.00	60	25.00	120	25.00
João Moreira Salles	60	25.00	60	25.00	120	25.00
Total	240	100.00	240	100.00	480	100.00

Parent Company:
BNDES Participações S.A. - BNDESPAR		CNPJ: 00.383.281/0001-09
	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES	1	100.00	-	-	1	100.00
Total	1	100.00	-	-	1	100.00

Parent Company:
Banco Nacional de Desenvolvimento Econômico e Social – BNDES					CNPJ: 00.383.281/0001-09

	Stocks
	Common		Preferred		Total
	Quantity		Quantity		Quantity
Stockholders	Unities	%	Unities	%	Unities	%
União Federal	6,273,711,452	100.00	-	-	6,273,711,452	100.00
Total	6,273,711,452	100.00	-	-	6,273,711,452	100.00

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Stocks Position of Majority Stockholders, Management, Members of the fiscal Council and outstanding stocks.

	Position on Setember 30, 2006
			Preferred		Preferred
	Common		Stocks		Stocks
Stockholder	Stocks	%	(Class A)%		(Class B)%		Total	%
Majorities Stockholders	439,400,228	96.5	37,736,642	99.3	87,876,647	16.3	565,013,517	54.7
Lorentzen (4)	127,506,457	28.0	-	-	-	-	127,506,457	12.3
Safra (5)	127,506,457	28.0	27,736,642	73.0	57,875,517	10.7	213,118,616	20.7
VCP	127,506,457	28.0	-	-	-	-	127,506,457	12.3
BNDES	56,880,857	12.5	10,000,000	26.3	30,001,130	5.6	96,881,987	9.4
Management	136,134	0	0	0	113,506	0	249,640
Councilors	136,134	0	0	0	96,308	0	232,442
Directors	-	-	-	-	17,198	0	17,198
			-
Tax Council	10	0	-	-	-	-	10
Treasury Stocks (1)	483,114	0.1	-	-	1,483,200	0.3	1,966,314	0.2
Other Stockholders (2)	15,371,213	3.4	276,191	0.7	449,677,235	83.4	465,324,639	45.1
Total issued stocks (3)	455,390,699	100.0	38,012,833	100.0	539,150,588	100.0	1,032,554,120	100.0
Outstanding stocks (2)	15,371,213	3.4	276,191	0.7	449,677,235	83.4	465,324,639	45.1

(1)	Stocks issued and repurchased by the Company, waiting cancellation.

(2)	Total of stocks issued minus Treasury stocks, members of tax council, board members (including substitutes), directors and majorities stockholders.

(3)	Total number of subscribed stocks and issued by the Company.

(4)	Group Lorentzen participation is formed by: Arapar S.A.

(5)	Participation of the group Safra composed for: Arainvest Participações S.A. 127,506,457 Common stock, 27,736,642 PNA stock and Treasure Hold Investments Corp. 57,875,517 PNB .

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

Stocks Position of Majority Stockholders, Management, Members of the Fiscal Council and outstanding stocks.

	Position on September 30, 2005
			Preferred		Preferred
	Common		Stocks		Stocks
Stockholder	Stocks	%	(Class A)%		(Class B)%		Total	%
Majorities Stockholders	439,400,228	96.5	37,736,642	99.2	90,790,783	16.8	567,927,653	55.0
Lorentzen (5)	127,506,457	28.0					127,506,457	12.3
Safra (6)	127,506,457	28.0	27,736,642	72.9	57,875,517	10.7	213,118,616	20.7
VCP	127,506,457	28.0					127,506,457	12.3
BNDES	56,880,857	12.5	10,000,000	26.3	32,915,266	6.1	99,796,123	9.7
Management	2,049		0		23,506		25,555
Councilors	2,049		0		6,308		8,357
Directors					17,198		17,198
Tax Council	10						10
Treasury Stocks (1)	483,114	0.1			1,483,200	0.3	1,966,314	0.2
Other Stockholders (2)	15,505,298	3.4	285,536	0.8	446,850,353	82.9	462,641,187	44.8
Total issued stocks (3)	455,390,699	100.0	38,022,178	100.0	539,141,243	100.0	1,032,554,120	100.0
Outstanding stocks (4)	15,507,357	3.4	285,536	0.8	446,867,260	82.9	462,660,153	44.8

(1)	Stocks issued and repurchased by the Company, waiting cancellation.

(2)	Total of stocks issued minus Treasury stocks, members of tax council, board members (including substitutes), directors and majorities stockholders.

(3)	Total number of subscribed stocks and issued by the Company.

(4)	Total of stocks issued, minus Treasury stocks and stocks in majority stockholders possession.

(5)	Group Lorentzen participation is formed by: Arapar S.A. 127,494,497 common stocks and Lorentzen Empreendimentos 11,960 common stocks.

(6)	Participation of the group Safra composed for: Arainvest Participações S.A. 127,506,457 Common stock, 27,736,642 PNA stock and Treasure Hold Investments Corp. 57,875,517 PNB .

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

(Convenience Translation into English of original previously issued in Portuguese)

Report of Independent Auditors on Special Review of Quarterly Financial Information as of September 30, 2006

To the Directors and Stockholders, Aracruz Celulose S.A. Aracruz - ES

1.	We conducted a special review of the Quarterly Financial Information - ITR of Aracruz Celulose S.A. (Company and Consolidated) for the quarter and nine-month period ended September 30, 2006, prepared under the responsibility of the Company’s management, in accordance with accounting practices adopted in Brazil, comprising the balance sheets, statements of income and management comments on performance.

2.	Our special review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors – IBRACON, togheter with the Federal Accounting Council (CFC), and mainly comprised of: (a) inquiries and discussions with the Company’s management responsible for the financial, accounting and operational areas as to the principal criteria adopted in the preparation of the Quarterly Financial Information; and (b) review of the information and subsequent events that have or might have a significant effect on the financial position and operations of the Company and its subsidiaries.

3.	Based on our special review, we are not aware of any material modifications that should be made to the Quarterly Financial Information referred to in paragraph 1 above, for it to be in conformity with the accounting practices adopted in Brazil, applied in accordance with the standards laid down by the Brazilian Securities Commission (CVM), specifically applicable to the disclosure of mandatory Quarterly Financial Information.

4.	Our special review was conducted for the purpose of issuing a report on the Quarterly Financial Information referred to in paragraph 1 taken as a whole. The supplementary information related to the statements of cash flows and value-added, for the quarter ended September 30, 2006, are presented for the purpose of allowing additional analyses and are not required as part of the basic Quarterly Financial Information. These statements were subjected to the review procedures described in paragraph 2 above, and based on our special review, are fairly stated, in all material respects, in relation to the Quarterly Financial Information taken as a whole.

5.	The balance sheets as of June 30, 2006 (Company and Consolidated) and statements of income, cash flow and value added for the quarter and nine-month period ended September 30, 2005, presented for comparison purposes, were reviewed by us and our reports on our unqualified auditor’s special review reports thereon were issued on July 6, 2006 and October 7, 2005, respectively.

Rio de Janeiro, October 5, 2006

Portuguese original signed by:

/S/ DELOITTE TOUCHE TOHMATSU	Celso de Almeida Moraes
Independent Accountants registered with the	Accountant registered with the São
São Paulo and Espírito Santo chapters of the	Paulo and Espírito Santo chapters of
Brazilian Regional Accounting Council under	the Brazilian Regional Accounting
No. CRC - SP 011.609/O-S-ES	Council under No. CRC-SP
124.669/O-S-ES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2006

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer